UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES
LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

CONTENTS

 This Report on Form 6-K consists of the following document, which is attached hereto and incorporated by reference herein:

99.1	Press Release: Celltrion and Teva Announce U.S. FDA Acceptance of Biologics License Application for Proposed Biosimilar to Herceptin® (trastuzumab)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: July 31, 2017	By:	/S/ Michael McClellan
	Name:	Michael McClellan
	Title:	Interim Chief Financial Officer